UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

EXCELLIGENCE LEARNING CORPORATION

(Name of the Issuer)

Excelligence Learning Corporation

Ron Elliott

Thoma Cressey Equity Partners Inc.

TC Partners VIII, L.P.

Thoma Cressey Fund VIII, L.P.

ELC Holdings Corporation

ELC Acquisition Corporation

Carl D. Thoma

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300 684 107

(CUSIP Number of Class of Securities)

Ron Elliott Chief Executive Officer Excelligence Learning Corporation 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940 (831) 333-2000	Lee M. Mitchell Managing Partner Thoma Cressey Equity Partners Inc. 233 South Wacker Drive, 92nd Floor Chicago, Illinois 60606 (312) 777-4444

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Paul Tosetti, Esq. Jeffrey L. Kateman, Esq. Latham & Watkins LLP 633 West 5th Street, Suite 4000 Los Angeles, California 90071-2007 213-485-1234	Vikas Arora, Esq. Vice President, General Counsel and Secretary Excelligence Learning Corporation 2 Lower Ragsdale Drive, Suite 200 Monterey, California 93940-5743 (831) 333-2000

J. Hovey Kemp, Esq. Goodwin Procter LLP 901 New York Avenue, N.W. Washington, D.C. 20001 Tel. (202) 346-4000	Kathy A. Fields, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 Tel. (617) 570-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Proposed Maximum Aggregate Value of Transaction*	Amount of Filing Fee**
$125,270,000	$13,404

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 9,055,935 shares of common stock of Excelligence Learning Corporation (“Excelligence”) and (ii) $13.00, and (b) the product of (i) 720,449 shares of common stock of Excelligence subject to currently outstanding options to purchase Excelligence common stock and (ii) $13.00 minus weighted average price of $2.53 per share of outstanding options to purchase Excelligence common stock.
**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the Transaction Value by 0.000107.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,404

Form or Registration No.: Schedule 14A

Filing Party: Excelligence Learning Corporation

Date Filed: August 18, 2006, as amended on November 17, 2006.

Introduction

This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed by (i) Excelligence Learning Corporation, a Delaware corporation (“Excelligence”), the issuer of the common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; (ii) Thoma Cressey Equity Partners Inc., a Delaware corporation, TC Partners VIII, L.P., a Delaware limited partnership, Thoma Cressey Fund VIII, L.P., a Delaware limited partnership and the sole stockholder of ELC Holdings (as defined below) and Carl D. Thoma, an individual (collectively referred to as “Thoma Cressey”); (iii) ELC Holdings Corporation, a Delaware corporation (“ELC Holdings”); (iv) ELC Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of ELC Holdings (“ELC Acquisition”); and (v) Ron Elliott, an individual and director and Chief Executive Officer of Excelligence (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Statement. The Statement, as amended by this Final Amendment, relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 19, 2006, between Excelligence, ELC Holdings and ELC Acquisition, which provides for, among other things, the merger of ELC Acquisition with and into Excelligence, and Excelligence continuing as the surviving corporation (the “Merger”).

The information contained in the definitive Proxy Statement filed with the Securities and Exchange Commission on October 27, 2006, as amended on November 17, 2006 (the “Proxy Statement”), including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement.

Item 15.	Additional Information

Regulation M-A Item 1011

Item 15(b) is hereby amended and supplemented as follows.

(b) Other Material Information.

On Wednesday, November 29, 2006, at a special meeting of Excelligence’s stockholders, the Merger Agreement was adopted by the holders of a majority of the outstanding shares of Excelligence Common Stock entitled to vote at the special meeting.

On November 29, 2006, Excelligence filed a Certificate of Merger (the “Certificate”) with the Secretary of State of the State of Delaware. Upon the filing of the Certificate, each outstanding share of Common Stock was converted into the right to receive $13.00 per share in cash (other than (i) shares owned by Excelligence or ELC Holdings Corporation, including shares contributed by Mr. Elliott to ELC Holdings Corporation prior to the Merger, which were cancelled without any payment in the Merger and (ii) shares owned by any stockholders who were entitled to and properly exercised appraisal rights under Delaware law), without interest and less any applicable withholding taxes.

Immediately prior to the effective time of the Merger, all outstanding options to acquire Common Stock became fully vested and immediately exercisable. In connection with the Merger, each option holder was provided the opportunity to receive cash, without interest, in an amount equal to the product of (1) the total number of shares of Common Stock subject to each stock option held by the holder multiplied by (2) the excess, if any, of $13.00 over the exercise price per share of Common Stock under such option, less any applicable withholding taxes.

As a result of the Merger, Excelligence’s Common Stock will no longer be publicly traded over the counter on the pink sheets. Excelligence is concurrently filing a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16.	Exhibits

Regulation M-A Item 1016(a)-(d), (f) and (g)

Item 16 is hereby amended and supplemented by adding the following exhibits thereto:

(a)(7)	Press release issued by Excelligence Learning Corporation, dated November 29, 2006, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Excelligence Learning Corporation with the SEC on November 30, 2006.

(b)(2)	First Lien Credit Agreement, dated as of November 29, 2006, among ELC Acquisition Corporation (to be merged with and into the Company as the Surviving Corporation), the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Bank of Montreal, as Administrative Agent.

(b)(3)	Second Lien Credit Agreement, dated as of November 29, 2006, among ELC Acquisition Corporation (to be merged with and into the Company as the Surviving Corporation), the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Bank of Montreal, as Administrative Agent.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXCELLIGENCE LEARNING CORPORATION

Date: November 30, 2006		By:	/s/ Ronald Elliott
		Name:	Ronald Elliott
		Title:	Chief Executive Officer

RONALD ELLIOTT

Date: November 30, 2006	By:	/s/ Ronald Elliott
Ronald Elliott, individually

Date: November 30, 2006		THOMA CRESSEY EQUITY PARTNERS INC.

		By:	/s/ Lee M. Mitchell
		Name:	Lee M. Mitchell
		Title:	Authorized Signatory

Date: November 30, 2006		TC PARTNERS VIII, L.P.

	By:	Thoma Cressey Equity Partners Inc., its General Partner

		By:	/s/ Lee M. Mitchell
		Name:	Lee M. Mitchell
		Title:	Authorized Signatory

Date: November 30, 2006		THOMA CRESSEY FUND VIII, L.P.

	By:	TC Partners VIII L.P., its General Partner

By: Thoma Cressey Equity Partners Inc., its General Partner

		By:	/s/ Lee M. Mitchell
		Name:	Lee M. Mitchell
		Title:	Authorized Signatory

Date: November 30, 2006		ELC HOLDINGS CORPORATION

		By:	/s/ Carl D. Thoma
		Name:	Carl D. Thoma
		Title:	Authorized Signatory

Date: November 30, 2006		ELC ACQUISITION CORPORATION

		By:	/s/ Carl D. Thoma
		Name:	Carl D. Thoma
		Title:	Authorized Signatory

Date: November 30, 2006		CARL D. THOMA

	By:	/s/ Carl D. Thoma
Carl D. Thoma, individually